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                              EXECUTIVE SUMMARY

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DATE OF VALUATION:         October 11, 1995

DATE OF INSPECTION:        October 11, 1995

NAME:                      Plantation Gardens Apartments

PROPERTY ADDRESS:          7712 NW 5th Street
                           Plantation, Broward County, Florida

TAX REFERENCE:             50-41-04-06-0010

PROPERTY DESCRIPTION:      Plantation Gardens is a 372-unit apartment complex which was constructed in 1972. The complex is comprised of 16 two and four-story buildings, with a gross building area of 344,477 (plus or minus) square feet or a total rentable area of 326,800 (plus or minus) square feet, plus a one story clubhouse building of 2,375 (plus or minus) square feet. The buildings are of concrete block construction, with stucco exteriors, built up composition roofing and asphalt shingle mansards. The improvements are situated on a 20.62 (plus or minus) acre site.

ZONING:                    PRD-17Q, Planned Residential District, under the jurisdiction of the
                           City of Plantation, Florida.

MARKET BRIEF:              The Plantation apartment market is stable with occupancies averaging in the mid to high 90% range. Over the past 24 months, the occupancy rate at the subject has ranged from 80% to 98%, and is currently 97%.
                           In late 1994, the subject experienced somewhat higher vacancy than typical for the market due to new management which, with the physical renovation of the property, attempted to upgrade the tenant profile and improve collection loss. As a result, the property's vacancy rate increased somewhat until new, more desirable tenants were signed. Rental rates have increased by an average of 4% annually with more substantial increases in 1995 due to the strength of the market and the physical improvements to the property. Competition in the market is limited to a few older properties.
                           The newer, more upscale apartment complexes charge somewhat higher rental rates and are therefore not considered direct competition.
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                              EXECUTIVE SUMMARY

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PROPERTY RIGHTS APPRAISED:          Fee Simple Estate

HIGHEST AND BEST USE:

 As Vacant:                         Development of a rental apartment complex

 As Improved:                       Its existing use, a 372 unit apartment complex

INDICATED VALUE BY APPROACHES:

 INCOME CAPITALIZATION APPROACH:    $15,500,000

 SALES COMPARISON APPROACH:         $15,500,000 -$16,300,000

 COST APPROACH:                     $15,300,000

 INDICATED MARKET VALUE:            $15,500,000
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COMMENTS

In estimating the subject's market value, the Income Capitalization Approach was given the most weight due to the income-producing nature of the subject. The Sales Comparison Approach was also given weight due to the number of recent comparable sales in the subject's market. Due to market participants espousing the lack of the Cost Approach's applicability in a market where estimating depreciation from all forms is extremely subjective, the Cost Approach was given little weight in the reconciliation of a final value estimate.

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